Filed by Exelon Corporation
(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
Of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (“Exelon”), Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K — Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations — Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO, and Exelon Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K — Item 8. Financial Statements and Supplementary Data: Exelon — Note 19, ComEd — Note 15, PECO — Note 14, and Exelon Generation — Note 13; and (3) the PSEG Registrants’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 — Forward Looking Statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * * * *

The following document is a newsletter sent to Exelon employees regarding the proposed transaction.

* * * * *

•• SPECIAL MERGER EDITION ••

Inside Exelon FOR THE EMPLOYEES OF EXELON CORPORATION

New Company Key Facts (pro forma)
Company name: Exelon Electric & Gas
Headquarters: Chicago,IL
Total assets: $79 billion (approx.)
US generation assets: 52,000 MW (approx.)
Combined revenues: $27
billion (approx.)
Employees: 28,000 (approx.)
Customers: 7 million electric,2 million gas

Senior Management of the New Company: President and Chief Executive Officer: John W. Rowe Non-executive Chairman of the Board: E.James Ferland

Exelon and Public Service Enterprise Group agree to historic merger

Exelon and PSEG have announced that they have entered into a merger agreement to combine to create Exelon Electric & Gas, the nation’s largest utility. The merger will create a combined company with total assets of approximately $79 billion serving three major metropolitan areas, more than 7 million retail electric customers in Illinois, New Jersey and Pennsylvania, and more than 2 million gas customers in Pennsylvania and New Jersey. The combination will create an extraordinary utility system with enhanced safety, reliability and efficiency.

     Jim Ferland, Chairman, President and Chief Executive Officer of PSEG said, “This is a truly unique opportunity for two major companies. Exelon is the foremost leader in the nuclear generation business and will have an immediate positive impact on our operations. By contrast,we are highly regarded for our expertise in transmission and distribution operations and retail auctions, which will be a valuable addition to Exelon’s business. John Rowe will bring a wealth of executive experience and success to the new and larger organization. He is a good, strong leader who understands how to accomplish what we both envision: the creation of the ideal business model for the utility industry. Together with the talented employees of both companies, John will build a new business that will grow shareholder value and serve all our constituencies well.”

     John Rowe, Chairman, President and Chief Executive Officer of Exelon, said, “The combination of Exelon and PSEG is a compelling transaction that satisfies our stated criteria for a merger. It is accretive with excellent returns, it can be accomplished without compromising our financial integrity, and it creates a strategic mix of assets. With complementary skills and common regulatory frameworks in three competitive state jurisdictions within the same regional transmission organization, we can create additional scale and scope that will provide operational synergies well into the future. This combination is a natural next step on the part of two companies whose assets, geography and strategies complement one another and whose partnership history is already established.”

     The merger is conditioned, among other things, upon the approvals by the shareholders of both companies and a number of regulatory approvals or reviews by federal and state energy authorities. This kind of regulatory process is not uncommon for a merger of this nature and both companies expect regulators to view the merger positively. It is expected that the transaction will close in 12-15 months.

     In addition, the two companies have entered into a nuclear operating services contract starting in early 2005 whereby Exelon will provide assistance to PSEG at PSEG’s nuclear facilities.

Exelon PSEG Merger At A Glance Management and Board: When the merger is effective, John Rowe will become the president and chief executive officer of Exelon Electric & Gas and will have responsibility for all operations. On the effective date, Jim Ferland, currently chairman, president and chief executive officer of PSEG, will become non-executive chairman of the board of continued ...

Merger Fact Sheet

NYSE Ticker: EXC	NYSE Ticker: PEG

Company description:	Company description:

Exelon Corporation is one of the nation’s largest electric utility companies with more than $15 billion in annual revenues.	PSEG is a major integrated energy and generation company with more than $10 billion in annual revenues.

The company has one of the industry’s largest portfolios of electric generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.1 million customers in Illinois and Pennsylvania, and gas to 460,000 customers in the Philadelphia area. Exelon is headquarted in Chicago, Illinois.
It serves about 2 million electric and 1.6 million gas customers in New Jersey. The company operates a large fleet of generating stations with diverse fuel and dispatch characteristics, largely in the PJM interchange. PSEG is headquartered in Newark, New Jersey and trades on the NYSE under the ticker PEG.

Key Financials:	Key Financials:
2003 Total Assets: $40 billion (approx.)	2003 Total Assets: $28 billion (approx.)
2003 Revenues: $15 billion	2003 Revenues: $11.1 billion
Employees: 17,500 (approx.)	Employees: 10,500 (approx.)
Customers: 5.1 million electric, 460,000 gas	Customers: 2 million electric, 1.6 million gas

A Strategic Rationale for Merging:

•	Improved nuclear performance

•	Complementary operations

–	Contiguous service territories

–	Improved T&D efficiency

–	Improved balance in energy portfolio (gas & electric)

•	Common regulatory framework

•	Improved financial performance driven by significant synergies and enhanced base and scope

•	Manageable regulatory approvals

•	Bigger opportunities for employees

Board of Directors of the New Company:

The new Exelon Electric & Gas board will be comprised of 12 members nominated by Exelon and 6 members nominated by PSEG.

Exelon PSEG Merger At A Glance (continued from cover page)

Exelon Electric & Gas until his planned retirement in the spring of 2007. The new board will initially be comprised of 12 members nominated by Exelon and 6 members nominated by PSEG.

Headquarters: Following the merger, the corporate headquarters and the Business Services group will be headquartered in Chicago. The generation business as well as PSE&G’s international and investment businesses will be in headquartered in Newark, New Jersey. The energy trading operations and nuclear headquarters will be in Pennsylvania. The headquarters for the regulated utilities, PSE&G, ComEd and PECO will remain in their current locations.

Merger Process: After all shareholder and regulator approvals are obtained, Exelon will be renamed Exelon Electric & Gas. Shares of Exelon will continue to represent ownership in the combined company.

Combined Company Financials: The new company will have approximately $27 billion in annual revenues and $3.2 billion in annual net income. Exelon Electric & Gas will have a strong balance sheet and the ability to provide solid dividend growth to shareholders. The companies believe that Exelon Electric & Gas and its subsidiaries will have solid investment grade ratings. Exelon and PSEG expect to achieve significant synergies and cost savings as a result of the merger. Approximately 70% of the synergies will come from the unregulated businesses, with the remaining 30% from the regulated utilities.

What’s Ahead: Until the merger is completed, which is expected to take from 12-15 months, each company will continue to work independently. During the next few weeks, a transition team made up of employees from both companies will be appointed. The team will use the next 12 months to understand each other’s operations and to come up with recommendations for the new company.

Nuclear Operating Services Agreement: The companies have entered into a Nuclear Operating Services Contract commencing in January 2005 under which Exelon will provide personnel to work full time in the PSEG nuclear organization. Under the agreement, Exelon will supply senior personnel to oversee daily plant operations and to implement the Exelon Nuclear Management Model, which defines proven practices that Exelon has used to manage its successful nuclear performance improvement program. This will assist PSEG in improving the operations of the Salem nuclear facility, which is jointly owned with Exelon, and the adjacent Hope Creek nuclear facility. PSEG will remain license holder and retain responsibility for management oversight until the merger is completed.

INSIDE EXELON • SPECIAL MERGER EDITION •

Frequently Asked Merger Questions

1 How will employees be affected by this transaction?

As with all such transactions or any change in an organization, we expect this transaction to impact certain areas of the new company. We expect near-term changes in PSEG’s nuclear operations and more gradual changes in other areas. Employees should continue to conduct business as usual during the transition process.

2 Do you expect a reduction in staff as a result of this merger?

Position reductions are estimated at approximately 5%, or approximately 1,400 positions, of the consolidated workforce of approximately 28,000 employees. We expect to offset this to the extent possible through retirements, normal attrition and by limiting future hiring. We are committed to communicating with employees and managing this process in a sensitive and fair manner.

3 Will an equal number of jobs be lost at both companies?

Reductions will occur across the combined companies as headquarters and business unit organizations are rationalized and restructured. Impacts to specific locations will be managed, as much as reasonably possible, to provide for fair treatment of each affected group and facility, and we are committed to keeping employees up to date as decisions are made.

4 Will there be changes to my compensation and benefits?

For the near term there will not be any changes. However, employee benefit programs do change periodically and that is likely to continue. Our Compensation and Benefits strategy will ensure that we continue to maintain competitive programs that enable the corporation to attract and retain employees.

5 What severance benefits will be provided?

Employees who are separated from employment as a result of this transaction will be eligible for severance benefits under the applicable plan in effect at the time of termination.

6 Specifically, how will union employees be affected by this transaction?

The companies anticipate concluding their current collective bargaining negotiations without interruption. If there are any changes in the future, they will occur as a result of the collective bargaining process. All current collective bargaining agreements will be honored.

7 How will non-represented employees be affected?

Part of the economic value of a transaction such as this comes in the synergies that result. In other words, fewer people are typically required to do the same work for a larger organization. Some positions will be eliminated, some will stay the same and others will continue, but may be located in other parts of the country.

8 What should employees be doing in the interim?

Our employees are vital to the success of this merger. The most important thing employees can do is to perform their jobs safely and dedicate themselves to demonstrating their best effort in their day-to-day assignments. This is a time to thoughtfully plan for a variety of possibilities. Employees will be provided with a great deal of information over the next several days and weeks.

9 Will employees have to relocate as a result of the merger?

Some positions may end up being located in parts of the country that are different from where they are currently located. We anticipate that selected employees will likely move between various corporate and operating locations.

10 If an employee does not want to relocate, what are the employee’s options?

Some employees may have to make hard decisions concerning relocation. We are taking this into consideration as we develop our new combined corporate structure. Employees who are asked to relocate and who decide not to may be eligible for severance benefits.

11 Where can I get more information about this merger?

Both companies understand that this is a period of uncertainty and anxiety for employees. We are determined to make every effort to keep you well informed through our various communications programs as details emerge between now and closing. We will update the employee hotline frequently, we will make effective use of on-line communications, and we will look to our managers to share new information and answer your questions. Also, please log onto: http://inside.exeloncorp.com/orgs/home.

INSIDE EXELON • SPECIAL MERGER EDITION •

A MESSAGE TO EMPLOYEES FROM JOHN W. ROWE

Exelon and PSEG are embarking on an exciting journey that will create the nation’s largest utility company, a company with the necessary size, scope and operational expertise to become the best electric and gas utility company in the United States.

     While many companies claim to be the best, our new organization, which will be named Exelon Electric & Gas and headquartered in Chicago, genuinely has the potential to achieve that vision once the merger transaction is completed in 12 to 15 months.

     This transaction is built upon the combined strengths and assets of each company; Exelon’s strong financial performance and its top performing nuclear generation business, and PSEG’s expertise in distribution operations and retail auctions. In the end, the combined company will be stronger and more competitive than either Exelon or PSEG could have become alone.

     The combined company will balance its regulated utility businesses with a large, unregulated, low-cost generation business to produce strong earnings and cash flow growth, which should enable the new company to prosper despite changing energy markets and regulatory conditions.

     Additionally, we expect significant cost savings to be created by the merger through the elimination of duplicative activities and improved operating efficiencies. These efforts will further improve the new company’s balance sheet in the coming years, providing even more opportunities to deliver superior electric and natural gas delivery to our customers and superior investment returns to our shareholders.

     This is an exciting time for all of us who are associated with Exelon and PSEG. The companies are natural partners whose assets, geography and strategies complement one another, and whose long history of cooperation is already well established. I encourage you to read all the information we’re providing to you, as we will work very hard over the next two weeks to answer your questions.

Sincerely,
John W. Rowe

SHORT MESSAGE TO EMPLOYEES FROM JIM FERLAND, CEO PSEG:

Dear Exelon Employee,

     I’m proud to take part in sharing today’s exciting announcement with you. The combination of PSEG and Exelon to form Exelon Electric & Gas not only creates the nation’s premier utility system, but also joins the talented workforces of two excellent organizations. Both Exelon and PSEG have histories of efficient service and great performance and with your commitment to continuing these practices, I believe we can make this a business combination that fulfills its full potential.

     I look forward to meeting as many of you as possible and to our bright future together as Exelon Electric & Gas.

Sincerely,
Jim Ferland

This newsletter includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding the benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this newsletter. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this newsletter.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG.WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website,www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

INSIDE EXELON • SPECIAL MERGER EDITION •